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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMMUNOTECHNOLOGY CORPORATION.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

45253M308

(CUSIP Number)

Henry Sargent
Executive Pavilion, 90 Grove Street
Ridgefield, CT 06877
(203) 431-8300

With a copy to:

David A. Broadwin, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
(617) 832-1259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45253M308	13D
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mountain West Partners LLC* Tax Identification Number: 20-2637141
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of
Shares	7.	Sole Voting Power 5,700,000 shares of Common Stock, $.00001 par value.
Beneficially	8.	Shared Voting Power
Owned by Each	9.	Sole Dispositive Power 5,700,000 shares of Common Stock, $.00001 par value.
Reporting	10.	Shared Dispositive Power
Person
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,700,000 shares of common stock, $.00001 par value.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)     approximately 5.9% of Common Stock, based on 96,150,000 shares of Common Stock issued and outstanding as of June 30, 2006, as reported in the Company’s current report on Form 8-K filed with the SEC on July 7, 2006.

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
*Shares owned by Mountain West Partners LLC may be deemed to be owned by Henry Sargent as the control person of Mountain West Partners LLC.

CUSIP No. 45253M308	13D
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henry Sargent
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of
Shares	7.	Sole Voting Power 5,700,000 shares of Common Stock, $.00001 par value.
Beneficially	8.	Shared Voting Power
Owned by Each	9.	Sole Dispositive Power 5,700,000 shares of Common Stock, $.00001 par value.
Reporting	10.	Shared Dispositive Power
Person
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,700,000 shares of common stock, $.00001 par value.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)     approximately 5.9% of Common Stock, based on 96,150,000 shares of Common Stock issued and outstanding as of June 30, 2006, as reported in the Company’s current report on Form 8-K filed with the SEC on July 7, 2006.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45253M308

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, $.00001 par value per share (“Common Stock”) of ImmunoTechnology Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Executive Pavilion, 90 Grove Street, Ridgefield, CT 06877.

The Issuer’s current report on Form 8-K filed with the SEC on July 7, 2006 states that as of June 30, 2006, there were 96,150,000 shares of Common Stock issued and outstanding.

Item 2.  Identity and Background

This joint statement on Schedule 13D is being filed by Mountain West Partners LLC and Henry Sargent, who are collectively referred to as the “Reporting Persons.” Mr. Sargent is the control person of Mountain West Partners LLC. By virtue of his being a control person, Mr. Sargent has the power to vote and dispose of the shares of Common Stock held by Mountain West Partners LLC. Information with respect to the Reporting Persons is as follows:

(1) (a)  Mountain West Partners LLC

(b)  The business address of Mountain West Partners LLC is Executive Pavilion, 90 Grove Street, Ridgefield, Connecticut, 06877

(c)  Mountain West Partners LLC is a private Delaware limited liability company of which Henry Sargent is the sole member.

(d) No

(e) No

(2) (a)  Henry Sargent

(b)  The business address of Henry Sargent is Executive Pavilion, 90 Grove Street, Ridgefield, Connecticut, 06877

(c)  Henry Sargent is employed by Southridge Capital Management LLC.

(d) No

(e) No

(f) United States

Item 3.  Source and Amount of Funds or Other Consideration

The Common Stock reported in this Schedule 13D was acquired by the Reporting Persons from Petals Decorative Accents, LLC, a Delaware limited liability company (“Petals”) in exchange for services provided to Petals.

CUSIP No. 45253M308

Item 4.  Purpose of Transaction

On June 30, 2006, pursuant to a Contribution Agreement by and between the Issuer and Petals, the Issuer acquired substantially all of the assets of Petals in exchange for the assumption by the Issuer of certain liabilities of Petals and the issuance to Petals of shares of 10,800 shares of Series A preferred stock, 240 shares of Series B preferred stock and 90,000,000 shares of Common Stock (the “Acquisition”). Immediately after the closing of the Acquisition and the transactions contemplated by the Contribution Agreement, Petals controlled the Issuer and beneficially owned approximately 95.5% of the Common Stock, on a fully diluted, as-converted to common stock basis.

On July 31, 2006, Petals entered into an Assignment Agreement with the Mountain West Partners LLC, pursuant to which Mountain West Partners LLC received 5,700,000 shares of Common Stock in exchange for services provided to Petals (the Assignment”).

On August 2, 2006,the Issuer’s board of directors appointed Henry Sargent to fill the vacancy on its board that will be created by the resignation of Mark A. Scharmann. Mr. Sargent’s appointment is conditioned and effective upon the effectiveness of Mr. Scharmann’s board resignation, which will be effective upon the Issuer's compliance with Rule 14F-1 of the Exchange Act of 1934, as amended.

The disclosure set forth in response to Items 1 and 6 is also incorporated herein in this section in its entirety.

The Reporting Persons will continue to evaluate ownership and voting position in the Issuer and may consider the following future courses of action:

(i) continuing to hold the Common Stock;
(ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions;
(iii) acquiring additional shares of the Common Stock in the open market or in privately-negotiated transactions; or
(iv) hedging transactions with respect to the Common Stock.

The Reporting Persons have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons’ future actions with regard to this investment is dependent on their evaluation of a variety of circumstances affecting the Issuer.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

CUSIP No. 45253M308

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12 of the Securities Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 5,700,000 shares of the Common Stock of the Issuer, representing approximately 5.9% of such class of securities, based on 96,150,000 shares of Common Stock issued and outstanding as of June 30, 2006, as reported in the Company’s current report on Form 8-K filed with the SEC on July 7, 2006.

(b) Henry Sargent, as the control person of Mountain West Partners LLC, has the sole power to vote and dispose of the shares of Common Stock held by Mountain West Partners LLC.

(c) All of the shares of Common Stock being reported pursuant to this Schedule 13D were acquired by the Reporting Persons on July 31, 2006 in exchange for services provided to Petals.

(d) N/A

(e) N/A

CUSIP No. 45253M308

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above or otherwise in the Schedule 13D, including the Exhibits, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement by and between Henry Sargent and Mountain West Partners LLC, dated August 9, 2006.

Exhibit 2 Assignment Agreement by and beween Petals Decorative Accents LLC and Mountain West Partners LLC, dated July 31, 2006.

CUSIP No. 45253M308

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNTAIN WEST PARTNERS LLC By: /s/ Henry Sargent Manager By: /s/ Henry Sargent Henry Sargent

Dated: August 9, 2006